

January 21, 2014

Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837
Attn: Clarence Otis, Chairman and Chief Executive Officer

cc: Board of Directors

Dear Clarence,

Thank you for taking the time to speak with us on January 8th. Our discussion with you, Brad Richmond, Bill White, and Matthew Stroud was helpful in gaining a better understanding of Darden Restaurants, Inc. ("Darden", or the "Company"), as well as the recently announced plan to separate Red Lobster through a spin-off or sale transaction. As you know, Starboard Value LP, together with its affiliates ("Starboard"), currently owns approximately 5.5% of the outstanding common stock of Darden, making us one of the Company's largest shareholders. We look forward to meeting with you later this month in Orlando to continue our dialogue and discuss our views on the Company in more detail. In the meantime, given the critical and time-sensitive nature of the Company's recently-announced plan to separate Red Lobster, we feel it is important to comment publicly at this time, so that management, shareholders, and the board of directors (the "Board") can fully understand the matters at hand before the Company goes too far down the road toward pursuing a strategy that may not be in the best long-term interests of shareholders.

As we have discussed with you, we believe that the current market price of Darden significantly understates the value of Darden's businesses and real estate assets. We believe this is due primarily to the Company's extended record of disappointing operating performance, poor capital allocation, and missed expectations. Most notably, when adjusted for Darden's extensive real estate ownership, the Company's operating margins are well below peers.

We plan to address these issues and others in greater detail at a later date. However, the purpose of this letter is primarily to share our thoughts on the proposed separation of Red Lobster announced by Darden in conjunction with its second quarter earnings announcement on December 19, 2013.

While we are pleased that you recognize that Red Lobster could perform better with increased management focus, we do not believe the currently proposed plan to spin-off or sell Red Lobster, by itself, is in the best interest of shareholders. We believe the Company should more fully evaluate all available operational, financial, and strategic alternatives for Darden in order to create and execute on a comprehensive plan to address all aspects of the business and to ensure the best possible outcome for all shareholders. This evaluation should include consultation with the Company's financial advisors and discussions with shareholders such as Starboard.

In writing this letter, our hope is to convince management and the Board to delay the proposed separation of Red Lobster to allow for more time to evaluate all available opportunities, so that a more beneficial, all-encompassing solution can be proffered.

We Believe a Separation of Red Lobster as Currently Conceived Could Destroy Substantial Value

As one of the largest shareholders of Darden, we have serious concerns about the Company's proposed plan to separate Red Lobster. We believe this view is shared broadly by other shareholders, as evidenced by the substantial sell-off in the stock immediately following the announcement of the proposed separation. The proposed separation is highly concerning for the following reasons:

(i)   It would create a new public company with a single poorly performing restaurant concept that we would expect to trade at a steep discount to Darden and other peers;

(ii)   As currently contemplated, it may impair Darden's ability to realize full value for its substantial real estate holdings; and

(iii)   It fails to address the key factors driving Darden's continued underperformance, including a bloated cost structure, a lack of focus on restaurant operations, and an inefficient asset base and capital structure.

We believe the proposed Red Lobster separation is not just a sub-optimal outcome, but one that may ultimately prove to be value destructive – potentially even worse for shareholders than the status quo. It appears to us that the proposed plan is a hurried, reactive attempt, in the face of shareholder pressure, to do the bare minimum to appease shareholders and distract from the Company's underlying problems, rather than the result of an informed and comprehensive review of all available opportunities to create shareholder value.

We Question the Operational and Strategic Rationale for a Separation of Red Lobster

It is difficult to understand the rationale for the proposed Red Lobster separation from a shareholder's perspective. From management's perspective, we can certainly see the appeal – Red Lobster is currently facing several challenges, including declining same-store-sales and severe shrimp price inflation, driven by a blight that is currently affecting Asian shrimp supplies. Red Lobster has therefore been the main culprit behind recent earnings misses and guidance revisions. Without Red Lobster, you may reason, it will be easier to hit earnings forecasts and management may be subject to less criticism for poor performance. However, it does not change the fact that, following a spin-out of Red Lobster, existing shareholders of Darden will continue to be adversely affected by the same issues that plague Red Lobster today. We agree that Red Lobster is in need of substantial operational improvements and could perform better with increased management focus. However, it is not clear why a new, stand-alone public Company is the optimal structure for Red Lobster to begin this intensive turnaround.

The proposed plan also does little to address the equally important tasks of turning around Olive Garden and reducing the Company's bloated cost structure. Although Olive Garden's same-store-sales have not been as weak as Red Lobster's in recent quarters, Olive Garden is a key driver of Darden's value and is also in need of substantial operational improvements. As an example, we estimate that Olive Garden has had same-restaurant traffic declines in 16 of the past 20 quarters. Olive Garden has been able to largely offset these declines through price increases. However, this is merely a short-term fix, and driving improvements in traffic will be paramount to the long-term growth and success of the Olive Garden concept. The Company has also done a poor job at managing expenses, and reductions throughout the entire organization are needed. Selling, General, and Administrative ("SG&A") expenses now stand at approximately 10% of sales, or 60 basis points worse than in fiscal year 2012, prior to the acquisition of Yard House, and is the highest percentage that it has been since at least fiscal year 2001. In that time, Darden has acquired four new concepts – LongHorn Steakhouse, Capital Grille, Eddie V's and Yard House – and has more than doubled revenue, but has failed to realize any of the expected cost synergies or to see any SG&A leverage.

While offloading Red Lobster in order to provide increased focus on execution may have some benefits, the proposed separation, as currently contemplated, is a mistake. Following a comprehensive evaluation, it is quite possible that the optimal solution arrived at will include some form of spin-off or sale transaction. However, it is far more likely that the optimal solution will involve separating multiple concepts together in a way that makes strategic sense, rather than simply isolating the most challenged business and spinning it out by itself.

A Red Lobster Separation Could Materially Impair Darden's Substantial Real Estate Value

Our extensive research indicates that (i) Darden's real estate is extremely valuable, (ii) such value is not currently recognized in the share price, (iii) there is little strategic value to owning the real estate, and (iv) the current corporate structure is not tax efficient. Points (ii) and (iii), in particular, are evidenced by the fact that most of Darden's best-performing peers, including those that trade at higher multiples than Darden, own comparatively little real estate and have moved increasingly to divest what real estate they do own.

There are multiple potential solutions and strong transaction precedents where similarly situated companies have been able to realize substantial value for shareholders by separating their real estate holdings from their operating assets in a tax-efficient manner. We have had discussions regarding several realistic scenarios for a potential separation with real estate advisors, tax-experts, and interested buyers, and we do not believe there are any substantial impediments to completing a real estate transaction that creates significant value for shareholders. We plan to address this in detail at the appropriate time, but for now the key points for management and the Board to recognize are that substantial long-term value may be created by separating Darden's real estate and that the proposed Red Lobster separation may meaningfully impair that value.

Unfortunately, despite repeated inquiries from both shareholders and sell-side analysts, management has refused to provide any detailed analysis supporting its decision not to monetize Darden's real estate. It is our understanding that, when questioned regarding a real estate separation, management has repeatedly responded with specious arguments, including bloated estimates for debt refinancing costs, based on unrealistic scenarios for pro forma capitalization, and valuation multiples or cap rates that are inconsistent with recently completed comparable transactions.

Separating Red Lobster before Consummating a Real Estate Transaction Would Destroy Value

First, as discussed above, a stand-alone Red Lobster would likely trade at a substantial discount to casual dining peers or to where Darden currently trades. This discounted multiple would be applied to consolidated earnings and cash flow, even though a material portion of Red Lobster's earnings and cash flow will be directly attributable to rental income, which should be quite stable, even if Red Lobster continues to struggle. Given the positive characteristics of rental income together with the tax efficiency available through a Real Estate Investment Trust ("REIT") structure, REITs typically trade at substantial premiums to casual dining companies. Therefore, allowing the real estate to reside with the Red Lobster operating company is highly inefficient from both a valuation and tax standpoint.

Second, by spinning out Red Lobster *before* separating the real estate, this value may be permanently impaired. It is important to understand that when valuing real estate, in addition to factors like location, lease agreements, and alternative uses, the credit-worthiness of the tenant is an important consideration. By spinning out Red Lobster alone, the real estate within Red Lobster would be less valuable than it is today because the credit-worthiness of Red Lobster on a stand-alone basis would be far worse than that of either Darden, as it is currently comprised, or even a new company composed of a subset of Darden's current concepts. We have engaged in discussions with Wall Street REIT analysts, whose expertise lies in valuing REITs, as well as potential buyers of Darden's real estate, and both strongly corroborate this view.

Hence, it appears that management's proposed plan is sub-optimal and may actually destroy shareholder value by impairing the value of the Red Lobster real estate.

When considering all of the issues highlighted in the preceding paragraphs, it is difficult to understand the rationale for the proposed Red Lobster separation from a shareholder perspective. We do not believe that there is any single-point solution, such as a spin-off of Red Lobster, for solving the Company's underlying issues. Instead, Darden needs a comprehensive plan that includes value creation initiatives for all aspects of the business. The current plan proposed by management is wholly inadequate, merely offloads management's headache to shareholders, and does little to address the long-term underperformance of the Company.

We Urge the Board to Delay the Red Lobster Separation and Immediately Conduct a Comprehensive Evaluation of All Alternatives to Maximize Shareholder Value

We implore management and the Board to delay the impending separation of Red Lobster to allow time for a broader exploration of available alternatives, as well as to provide sufficient time for communications with shareholders, including Starboard, who have specific views on the best way for Darden to achieve the optimal result.

We believe a full exploration of available alternatives must include:

(i)   A substantial Company-wide (not just Red Lobster-specific) operational improvement plan designed to reduce costs meaningfully and put restaurant performance on par with Darden's better-performing peers;

(ii)   An evaluation of all options for the Company's real estate holdings, including a tax-efficient sale or REIT spin-off of the owned properties;

(iii)   An evaluation of the most logical and efficient combination of restaurant concepts to be spun out or otherwise separated from Darden. As an example, the creation of a mainstream casual dining company including Red Lobster, Olive Garden, and

LongHorn, and a high-end growth restaurant company including the five niche brands that currently operate as part of SRG; and

(iv)   An evaluation of other value creation initiatives, such as franchising certain concepts to take advantage of international growth opportunities, as well as domestic opportunities in certain markets, and re-franchising certain existing stores in markets where Darden has operational deficiencies, in order to improve both restaurant operating performance and returns on capital.

This evaluation of alternatives should include an in-depth review of management performance and skill set requirements to ensure the best possible execution of the new plan. We believe that if the Company fully explores all alternatives and executes on the best available plan, the Company will create significant value for shareholders from the current undervalued market price.

Based on our research and discussions with you to date, we do not believe that these initiatives have been fully and objectively explored. Further, given the negative reaction to the announcement of the proposed Red Lobster separation, shareholders are also clearly dissatisfied with the current proposal. In light of the foregoing concerns, as well as those raised by other large shareholders, we urge you not to continue down the current, potentially value destructive path.   Instead, we believe it is incumbent upon management and the Board to commit to a full exploration of all alternatives, including those discussed in this letter, with an open mind. We believe that a failure to do so may violate the Board's fiduciary duties.

We thank you in advance for considering our views and look forward to meeting with you at Darden's corporate headquarters later this month. We take our investment in the Company, and the Board's stewardship of shareholders' capital, very seriously. We look forward to maintaining an open dialogue and working with you to ensure that value is created for all shareholders.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP